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                                                                    EXHIBIT 20.1

               CARROLS CORPORATION TO ACQUIRE TACO CABANA, INC.
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SYRACUSE, NY and SAN ANTONIO, TX (October 6, 2000)--Carrols Corporation and Taco
Cabana, Inc (NASDAQ-TACO) jointly announced today that they have entered into a definitive Agreement and Plan of Merger under which Carrols Corporation would purchase, for cash, all of the outstanding common shares of Taco Cabana, Inc. at a price of $9.04 per share, or a total of approximately $105 million for the
11.6 million common shares outstanding. The total transaction is valued at approximately $152 million including the purchase of the outstanding shares, employee stock options and the assumption of Taco Cabana's outstanding debt which is approximately $42 million.

Completion of the transaction is subject to approval of Taco Cabana's shareholders, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and funding under Carrols' commitment from its senior lender. Carrols has secured a commitment for senior debt financing for the transaction from Chase Manhattan Bank. It is subject to customary closing conditions. Taco Cabana also announced that it has amended its stockholder rights plan to provide that Carrols will not be deemed an "acquiring person" in connection with the proposed merger and that the stockholder rights plan will not be triggered as a result of the proposed transaction.

Alan Vituli, Chairman and CEO of Carrols Corporation, stated, "With the acquisition of Taco Cabana we will have our feet firmly planted in one of the most dynamic segments of the restaurant industry: the quick casual Latin segment. Taco Cabana has a great management team and an operating culture that will meld well with our existing business. Similar to Carrols' Pollo Tropical brand, Taco Cabana is dominant in its trading areas and well positioned to leverage its core attributes".

Vituli further stated, "Inasmuch as Carrols relies in part upon the debt markets to provide capital for its growth, the diversification from adding Taco Cabana will provide greater financial stability and serve to offset potential short-term challenges to profitability that could occur with any one of the three brands."

Stephen Clark, President and CEO of Taco Cabana, Inc., stated, "We believe that the interests of our shareholders and employees are best served by this transaction. Our team has worked diligently to produce the outstanding results we have posted for the past few years, yet the public equity markets have not responded to these improvements. We are excited by the prospect of working closely with the experienced and well-respected group of operators that Carrols has assembled."
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Taco Cabana, headquartered in San Antonio, pioneered the Mexican patio cafe concept with its first restaurant in 1978 and currently operates and franchises a total of 126 restaurants system-wide.

Carrols Corporation, which is privately owned, is one of the top 50 restaurant companies in the U.S. and currently operates 400 restaurants in 14 states. It is one of the largest franchisees of Burger King restaurants in the United States with 354 Burger Kings located in 13 Northeastern, Midwestern and Southeastern states. Carrols also owns and operates 46 Pollo Tropical restaurants in South and Central Florida, and franchises 23 Pollo Tropical restaurants in Puerto Rico and Ecuador.

This report contains certain statements, including statements regarding the conditions to the merger as well as the approval of the proposed transaction by various parties, that are forward-looking statements that represent the expectations or beliefs of both Taco Cabana and Carrols concerning future results. Investors are cautioned that reliance on forward-looking statements involves risks and uncertainties, and although Taco Cabana and Carrols believe that the assumptions on which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based upon those assumptions also could be incorrect. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in both the Taco Cabana Inc. and Carrols Corporation filings with the Securities and Exchange Commission.

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